M.O. Food & Distribution LLC

OFFERING STATEMENT



Issuer Name	M.O. Food & Distribution LLC
Doing Business As	M.O. Food & Distribution
Offering Amount	$25,000 – $150,000
Security Type	Secured Loan
Interest Rate	9.75%
Maturity	6 months interest-only followed by 54 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket lien on the assets of the company
Personal Guaranty	Ojetemola Ojemuyiwa &
First Payment	45 days after campaign end date

COMPANY OVERVIEW

M.O. food is a food processor we process fresh/ frozen shrimps into smoked – dried shrimp and we process ground shrimp seasoning. We also process Fully smoked uncooked poultry products. (chicken, turkey).

Our smoked dried shrimp market serves:
• African Market
• International market
• Asian and Hispanic market
• Wholesalers

Our customers are buying from us because of the following reasons they face day to day / month to month.
1. Time.Our shrimp wholesale customers/ distributors typically wait 3-4 months to receive their products. Since it's imported.
 2. Travel. Our shrimp wholesale customers typically must fly to Africa/ Asia to purchase these products.
 3. Customs. Our wholesale customers typically have a hard time to clear their own goods, so they typically outsource agents to clear these goods if they can. (This is an additional cost) b. If unsuccessful our customers find themselves receiving notice from US customs that their product has been trashed.
 4. Expiration. Once our shrimp wholesale customers finally receive the imported products these products are always i. Spoiled and turned white with mold on them. ii. These products have an offensive smell (due to 3-4 months in the ocean)

 Who's our smoked poultry customers:
• Everyone!
• Restaurants
• Theme parks
• Hotels
• Tailgaters
• schools
• Retail and Wholesale stores

Our poultry customers are buying from us because
1. Hard to find fully smoked uncooked chicken similar to (smoked uncooked turkey necks)
2. Restaurants love the fact they are able to cook already smoked uncooked poultry products. This helps reduce material cost "wood" and equipment cost "smoker".
 3. Retail customers are buying from us because they love the smokey smell, they love the affordable price! My business model is very simple: we process goods that are hard to get or not easily found. We then process our product, package the product, and ship it right from our factory in Atlanta GA. Also during our process we contact our customer list of 300 plus growing stores for purchasing and also distribution. We speak to buyers of the store or owner, we send samples of our products with a price list, and we follow up 5 days after we send the samples to close the sale. We also advertise by engaging with our 4,000+ Instagram followers, we advertise using social media influencers to promote our product.

Company History
M.O. Food was founded July 23, 2020 during covid 19 the whole world was shut down, this was a light that there's a huge whole for dried smoked shrimp lovers where over 93% of shrimps are imported. No one could bring these products in so this gave birth to the idea, along the way we notice other products we can produce like smoked chicken and turkey, beef jerky, pork and so much! Where we are today is that we process 1 ton of smoked dried shrimp, ground shrimp monthly, smoked uncooked chicken legs, quarters, whole chicken and whole turkey.... We also sell our products on Amazon Canada where we sold out within 1 month of releasing our shrimp products.

COMPANY ELIGIBILITY

Name of issuer: M.O. Food & Distribution LLC
State of Organization: Georgia
Date Company Was Formed: 7/23/2020
Type of Company: Limited Liability Company
Physical Address: 1927 LAKESIDE Parkway STE K06, Tucker, Georgia 30084
Web Address: www.mofood.org
# of Employees: 2

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Ojetemola Ojemuyiwa	Limited Liability Company	50%
Omosolape Ojemuyiwa	Limited Liability Company	50%

The above is the only ownership outstanding for the company. The ownership interests of a Georgia Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Ojetemola Ojemuyiwa
Employer: M.O. Food & Distribution
Title: Operation Officer
Dates of service: 07/2020 - Present
Ojetemola Ojemuyiwa Healthcare IT contract consultant from 2012 - present

Additional Work Experience
Employer: Grand Central Ambulatory
Title: Virtual Contract Epic Trainer
Dates of service: August 2020 - present

Employer: Froedtert South, Pleasant Prairie (WI)
Title: Consultant - Ambulatory
Dates of service: February 2020 - July 2020

Employer: Tanner Health System, Carrollton (GA)
Title: DMO Trainer
Dates of service: August 2019 - February 2020

Omosolape "Valerie" Ojemuyiwa
Employer: M.O. Food & Distribution
Title: Financial Officer
Dates of service: 07/2020 - Present

Additional Work Experience
Employer: Atos - Baylor Scott and White Health

Title: Ambulatory Analyst
Dates of service: June 2021 - present

Employer: Piedmont Health
Title: Ambulatory Analyst
Dates of service: December 2020 - June 2021

Employer: Epiccare Ambulatory Analyst
Title: Ambulatory Analyst
Dates of service: April 2019 - November 2020

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

M.O. Food is different because we have not been able to find any other business that produces our shrimp products right here in USA. This can be due to importation from Africa and Asia, we found out that customers like FRESH not over dried smoked shrimp. We are also different because our packaging stands out, the colors and designs are superior to the competition clear zip lock bags.

Purchasing our listed items will allow us to produce different products like (beef jerky) we will be able to produce more ground shrimp products. We will be able to source for more products at a cheaper price this will help us sell at a very competitive price.

Below is a summary of the Company's expected use of funds:

Item	Cost
Staff	55,000
Marketing & promotion	15,000
Inventory	15,000
Set funds aside for equipment	2,200
California air tool	5,000
Hamilton Vacuum	2,500
Meat Marinator	10,300
Food Blender	1,700
Meat Cutter	3,000
Wifi and Sensor	300
Rent	40,000
Total	$150,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>You Might Lose Your Money</u>
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

<u>COVID-19 Might Have a Negative Material Effect on the Company</u>
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and (as of this writing) unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

<u>Limited Operating History</u>
The Company has been operating only since 2020, a limited history for prospective investors to consider.

<u>Competition</u>
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

<u>Regulations</u>
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

<u>Licensing Risk</u>

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or

misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

<u>Lack of Key Man Insurance</u>
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

<u>The Owners Could Be Bad People Or Do Bad Things</u>
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

<u>Uninsured Losses</u>
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

<u>Conflict Of Interest</u>
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

<u>No Registration Under Securities Laws</u>
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

<u>Incomplete Offering Information</u>
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral

Although investors will have a first lien security interest on blanket lien in the assets of the company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money

The Notes are being personally guaranteed by Ojetemola Ojemuyiwa and Omosolape Ojemuyiwa. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

<p style="background-color:#6b5d52;color:white;font-weight:bold;">USE OF FUNDS</p>

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000	$150,000
Less: Intermediary Fee*	$2,000	$10,500
Less: Admin Fee**	$50	$50
Less: State Notice Filing Fee***	$0	$0
Net Proceeds	$22,950	$139,450

* Applied at a marginal-rate based upon amount raised:
    Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.
** $25 fee to file UCC-1 with Georgia Department of State + $25 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in M.O. Food & Distribution and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with M.O. Food & Distribution ("Note Purchase Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "<u>Notes</u>." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 9.75% per year. The accrual of interest will begin after a 45-day interim period following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- Your Note will pay interest-only for the first six months following the 45-day interim period. After six months, the loan will become fully amortizing and accrue interest and principal payments for the remainder of the 60 month term.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting 45-days after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the 45-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into

a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are

superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None.

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors blanket lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition during this period of uncertainty related to the COVID-19 pandemic and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

 The Company has no current debt obligations.

Balance Sheet

ASSETS	2021*
Cash & Equivalents	8,930
Accounts Receivable	1,980
Fixed Assets	7,000
Other Assets	66,357
TOTAL ASSETS	**84,267**
LIABILITIES & EQUITY	
Accounts Payable	
ST-Debt Payable	1,578
LT-Debt Payable	
TOTAL LIABILITIES	**1,578**
Retained Earnings	(64,475)
Net Income	147,163
TOTAL OWNER'S EQUITY	82,689
TOTAL LIABILITIES & EQUITY	**84,267**

Income Statement

INCOME	2021*
Total Revenue	$6,412
Cost of Goods Sold	$2,885
GROSS PROFIT	**3,527**
Operating Expenses	$57,252
NET OPERATING INCOME	**(53,725)**

Statement of Cash Flows

	2021*
NET INCOME (LOSS)	(53,725)
CASH FLOW ACTIVITIES	
Net Cash from Operations	
Net Cash from Investing	
Net Cash from Financing	
NET INCREASE (DECREASE) IN CASH	(53,725)

* - Through July 2021

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

NOTE PURCHASE AGREEMENT

Dated as of %%TODAY%%
by and among

M.O. Food & Distribution ,

as the Issuer,

AND

%%VESTING_AS%%,
as the Holder

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this **"Agreement"**) is entered into as of %%TODAY%%, by and among M.O. Food & Distribution (the **"Issuer"**), each person purchasing a promissory note referencing this Agreement (each a "**Holder**" and collectively the, **"Holders"**), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the **"Purpose"**);

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

I.1 Recitals. The Recitals are incorporated herein as if set forth at length.

I.2 Defined Terms. Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "Loan Documents."

ARTICLE II
NOTE PURCHASE TERMS

2.1   Purchase of Notes.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $$150,000 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

2.2   Payment Terms.

(a)   Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing on or before the last business day 45 days after the Offering Period has ended and continuing each month thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	M.O. Food & Distribution LLC

Doing Business As	M.O. Food & Distribution
Offering Amount	$25,000 – $150,000
Security Type	Secured Loan
Interest Rate	9.75%
Maturity	6 months interest-only followed by 54 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket lien on the assets of the company
Personal Guaranty	Ojetemola Ojemuyiwa
First Payment	45 days after campaign end date

(b)   *Blanket* Security. As security for repayment of the Note, the Issuer hereby grants to the Holders a purchase money security interest in and lien upon the collateral/ blanket lien in the assets of the company ("Collateral") described in the chart above to be evidenced by the appropriate security agreement, mortgage, or other security instrument(s) and included as a Loan Document contemplated by this Agreement.

2.3   Payments.

(a)   ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

(b)   Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.4   Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this

Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

2.5   Maximum Lawful Rate.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6   No Right to Cancel. Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7   Issuer's Right to Reject Subscription. Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1   Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

(a)Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.2   Holder's Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a)   Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b)   Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c)   No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d)   Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e)   Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f)   Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k)　　Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l)　　No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m)　　No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n)　　Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o)　　Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:
  (i)　Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.
  (ii)　Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.
  (iii)　Anti-Money Laundering Laws. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.
  (iv)　Additional Information. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p)　　Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i)　　Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii)　　Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii)　　Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv)　　Investment Company. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v)　　Anti-Terrorism and Money Laundering.
　　(A)　　Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.
　　(B)　　Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.
　　(C)　　Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV

COVENANTS

4.1　　Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

(a)   Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

(b)   Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

(c)   Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2   Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a)   Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b)   Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c)   Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

(d)   No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

(e)   Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

ADMINISTRATIVE AGENT

5.1   Appointment. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder

and without naming the Holders as parties.

(d)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

_____

_____

_____

_____

Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent may be paid a flat fee.

(b)   Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding,

upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.8   Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall,

forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI
EVENTS OF DEFAULT

6.1   Event of Default. Any of the following shall constitute an "Event of Default":

(a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

(b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

(d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

(e)   Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

(f)   Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

(g)   Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2   Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.



court, not in arbitration

to the extent specifically set forth in such writing.

7.8	Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9	Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

EXHIBIT B – SECURITY AGREEMENT

SECURITY AGREEMENT

This Security Agreement by M.O. Food & Distribution , Georgia Limited Liability Company} (the "Debtor"), having a principal place of business located at 1927 LAKESIDE Parkway STE K06,Tucker,

Georgia 30084 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "Collateral Agent" or "Secured Party").

Recitals

A.   The Debtor has entered into that certain Note Purchase Agreement (the "NPA") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "Notes") to holders (the "Holders") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "Portal"); and

B.   Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a first priority security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1.   **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "Collateral"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2.   **Rights and Remedies of a Secured Party**. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3.   **Authorization to File Financing Statements**. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4.   **Debtor's Warranties, Representations and Agreements**. The Debtor represents and warrants to Secured Party and agrees that:

(a) Except for the security interest herein granted, Debtor is the owner of the Collateral free from any adverse lien, security interest or encumbrance; no financing statement covering any of the Collateral or any proceeds thereof is on file in any public office; and the Debtor will defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein;

any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(h) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will

of such premiums to receive same; and

(q) To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without

limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i)   executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii)   causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii)   complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv)   obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v)   obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi)   taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5.   **Use of Collateral; Casualty**. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6.   **Event of Default**. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a) The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7.   **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

(ii) second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

(iii) any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. **Miscellaneous**.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC
	6008 Broad Street
	Pittsburgh, PA 15206
	Email: christian@honeycombcredit.com
Debtor	c/o Ojetemola Ojemuyiwa
	M.O. Food & Distribution
	1927 LAKESIDE Parkway STE K06,Tucker, Georgia 30084

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) <u>**Waiver of Jury Trial**</u>. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"Collateral" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

I certify that the financial condition of M.O. Food & Distribution LLC expressed in this Form C is accurate, true, and complete in all material respects. As this is a startup business, there are no financial statements to review. I certify that all statements of fact about the Company included in this Form C are accurate and complete to the best of my knowledge.

Ojetemola Ojemuyiwa

_____

Ojetemola Ojemuyiwa

M.O. Food & Distribution LLC